                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*



                              Denny's Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  24869P 10 4
                 ----------------------------------------------
                                 (CUSIP Number)


                                 June 30, 2003
                 ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

                                  Page 1 of 5


------------------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

  CUSIP No.   24869P 10 4                                     Page 2 of 5

  ------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  ------------------------------------------------------------------------
         Lloyd I. Miller, III                      ###-##-####
  ------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]

                                                               (b)   [ ]
  ------------------------------------------------------------------------
   3.    SEC USE ONLY

  ------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
  ------------------------------------------------------------------------

                 5.  SOLE VOTING POWER
    NUMBER OF        3,864,733
    SHARES       ---------------------------------------------------------
    BENEFICIALLY 6.  SHARED VOTING POWER
    OWNED BY         2,030,384
    EACH         ---------------------------------------------------------
    REPORTING    7.  SOLE DISPOSITIVE POWER
    PERSON           3,423,859
    WITH         ---------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     2,471,258
  ------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,895,117
  ------------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES                                              [ ]

  ------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.5%
  ------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON

         IN-IA-OO
  ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!
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Item 1(a).      Name of Issuer:                  Denny's Corporation

Item 1(b).      Address of Issuers's
                Principal Executive Offices:     203 East Main Street
                                                 Spartanburg, South Carolina
                                                 29319-9966

Item 2(a).      Name of Person Filing:           Lloyd I. Miller, III

Item 2(b).      Address of Principal Business    4550 Gordon Drive, Naples,
                Office or, if None, Residence:   Florida 34102

Item 2(c).      Citizenship:                     U.S.A.

Item 2(d).      Title of Class of Securities:    Common Stock, $0.01 par value

Item 2(e).      CUSIP Number:                    24869P 10 4

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to Rule 13d-1(c).


Item 4. OWNERSHIP: The reporting person (i) shares dispositive power with respect to 2,471,258 of the reported securities as (a) an investment advisor to the trustee of certain family trusts, (b) the trustee to a certain grantor retained annuity trust, and (c) an investment advisor to certain family members and other individuals;
           (ii) shares voting power with respect to 2,030,384 of the reported securities as an investment advisor to the trustee of certain family trusts, and (b) an investment advisor to certain family members and other individuals; (iii) has sole dispositive power with respect to 3,423,859 of the reported securities as (a) an individual, (b) the manager of a limited liability company that is the general partner of certain limited partnerships, (c) the trustee to certain family trusts, and (d) as the custodian to accounts established under the Florida Uniform Gift to Minors Act; and (iv) has sole voting power with respect to 3,864,733 of the reported securities as (a) an individual, (b) the manager of a limited liability company that is the general partner of certain limited partnerships, (c) the trustee to a certain retained annuity trust, (d) as the custodian to accounts established under the Florida Uniform Gift to Minors Act, and (e) the trustee to a certain grantor retained annuity trust .

           (a)  5,895,117

           (b)  14.5%

           (c)  (i) sole voting power:   3,864,733

               (ii) shared voting power:        2,030,384

               (iii) sole dispositive power:    3,423,859

               (iv) shared dispositive power:   2,471,258


Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable.
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Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

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Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: August 18, 2003                       /s/ Lloyd I. Miller, III
                                         ---------------------------------
                                              Lloyd I. Miller, III